UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

CIMAREX ENERGY CO.
(Name of Subject Company (Issuer))

CIMAREX ENERGY CO.
(Name of Filing Person (Offeror))

Floating Rate Convertible Senior Notes Due 2023
(Title of Class of Securities)

55972FAE4
(CUSIP Number of Class of Securities)

Paul Korus Cimarex Energy Co. 1700 Lincoln Street, Suite 1800 Denver, Colorado 80203 (303) 295-3995	Copy to: Peter O. Hansen Garth B. Jensen Holme Roberts & Owen LLP 1700 Lincoln Street, Suite 4100 Denver, Colorado 80203 (303) 861-7000

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation (1)	Amount of filing fee (2)
$125,000,000	$4,912.50

(1)   Estimated solely for the purpose of determining the filing fee.  This amount represents the estimated maximum aggregate repurchase price payable in connection with a repurchase of the Floating Rate Convertible Senior Notes Due 2023 (the “Notes”) on December 15, 2008, the anticipated expiration date of the offer pursuant to the applicable indenture, calculated as 100% of the principal amount of the Notes outstanding as of October 29, 2008.  No accrued interest on the Notes will be unpaid at the anticipated expiration date of the offer.

(2)   The amount of the filing fee, calculated in accordance with Rule 0-11, equals $39.30 for each $1,000,000 of the value of the transaction.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,912.50
Form or Registration No.:	005-78712
Filing Party:	Cimarex Energy Co.
Date Filed:	October 30, 2008

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 relates to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Cimarex Energy Co., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 30, 2008, in connection with the offer (the “Offer”) by the Company to purchase for cash, on the terms and subject to the conditions set forth in the Company Notice and Offer to Purchase, dated October 30, 2008 (the “Offer to Purchase”) as amended and supplemented by the Supplement to Company Notice and Offer to Purchase, dated November 7, 2008 (the “Supplement”), and in the related Letter of Transmittal (the “Letter of Transmittal”), as they may be further amended and supplemented from time to time, all of the Company’s Floating Rate Convertible Senior Notes Due 2023 (the “Notes”), as required by, and pursuant to the terms of, the Indenture dated as of December 15, 2003, among Magnum Hunter Resources, Inc. (“Magnum Hunter”), the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated June 6, 2005, among Magnum Hunter, the subsidiary guarantors named therein and the Trustee, the Second Supplemental Indenture dated June 7, 2005, among Magnum Hunter, the Company, the subsidiary guarantors named therein and the Trustee, and the Third Supplemental Indenture dated June 13, 2005, among the Company, the subsidiary guarantors named therein and the Trustee (as so amended and supplemented, the “Indenture”).

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

The Schedule TO, as amended and supplemented by this Amendment No. 1, is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and (3) under the Securities Exchange Act of 1934, as amended.

Item 3.  Identity and Background of Filing Person.

Item 3 of the Schedule TO is amended and supplemented by adding the following language, which was previously included in the Schedule TO, to the Supplement:

As required by General Instruction C to Schedule TO, the following persons are directors and/or executive officers and/or controlling persons of the Company:

Name of Executive Officer	Office

F.H. Merelli	Chairman of the Board, Chief Executive Officer and President

Joseph R. Albi	Executive Vice President, Operations

Thomas E. Jorden	Executive Vice President, Exploration

Stephen P. Bell	Senior Vice President, Business Development and Land

Paul Korus	Vice President, Chief Financial Officer and Treasurer

Gary R. Abbott	Vice President, Corporate Engineering

Richard S. Dinkins	Vice President, Human Resources

James H. Shonsey	Vice President, Chief Accounting Officer and Controller

Thomas A. Richardson	Vice President and General Counsel

Name of Director	Principal Occupation

F.H. Merelli	Chairman of the Board, Chief Executive Officer and President

Jerry Box	Retired, Former Chairman of Magnum Hunter Resources, Inc.

Name of Director	Principal Occupation

Hans Helmerich	President and Chief Executive Officer and Director, Helmerich & Payne, Inc.

David A. Hentschel	Retired, consultant to Occidental Oil and Gas Corporation

Paul D. Holleman	Retired

Monroe W. Robertson	Private investor

Michael J. Sullivan	Partner of Denver law firm, Rothgerber Johnson & Lyons LLP

L. Paul Teague	Retired

The address of each individual listed above is c/o Cimarex Energy Co., 1700 Lincoln Street, Suite 1800, Denver, Colorado 80203-4518, and each such person’s business telephone number is (303) 295-3995.

Item 7.  Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is amended and supplemented by adding the following language to the Schedule TO and replacing the section titled “Source and Amount of Funds” in the Supplement:

SOURCE AND AMOUNT OF FUNDS FOR REPURCHASE

If all outstanding Notes are tendered and purchased, the aggregate amount of funds required to pay the Repurchase Price and the fees and expenses related to the Offer would be approximately $125 million. The Offer is not subject to any financing condition.  We intend to obtain the funds required to pay the Repurchase Price and the fees and expenses related to the Offer from cash on hand, amounts available under existing credit facilities or both.

The Company may obtain some or all of the funds required to purchase the Notes and pay the fees and expenses related to the Offer from amounts available under the Amended and Restated Credit Agreement dated as of June 13, 2005, by and among the Company, the Lenders listed on the signature pages thereto (the “Lenders”), JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Bank National Association and Bank of America, N.A., as Co-Syndication Agents, Wells Fargo Bank, N.A., as Documentation Agent, and J.P. Morgan Securities Inc., as Lead Arranger and Sole Book Runner, as amended by First Amendment to Amended and Restated Credit Agreement effective December 15, 2005, among the Company, the Lenders and JPMorgan Chase Bank, N.A., as Administrative Agent (the “Credit Agreement”).

The Credit Agreement provides for $500 million of long-term committed credit.  The term of the Credit Agreement expires on July 1, 2010.  At September 30, 2008, there were no outstanding borrowings under the revolving credit facility.  The Company had letters of credit for approximately $2.8 million posted against the borrowing base, leaving an unused borrowing amount of approximately $497.2 million at September 30, 2008.

At the Company’s option, borrowings under the Credit Agreement may bear interest at either:

(1)   a LIBOR rate plus 1.00 to 1.75 percent, based on borrowing base usage, or

(2)   the higher of (i) a prime rate or (ii) the federal funds effective rate plus 0.50 percent, plus 0.00 to 0.50 percent based on borrowing base usage.

Unused borrowings are subject to a commitment fee of 0.225 to 0.375 percent, also depending on borrowing base usage.

The Credit Agreement is secured by mortgages on certain of the Company’s oil and gas properties and the stock of its operating subsidiaries, and the Company’s obligations thereunder are guaranteed by its material subsidiaries.  The Credit Agreement also imposes customary financial and non-financial covenants on the Company.  Outstanding borrowings under the Credit Agreement are subject to acceleration upon the occurrence of customary events of default.  A default under the Credit Agreement would permit the Lenders to impose interest at the applicable default rate on outstanding borrowings, as well as to exercise their rights under the mortgages and guarantees.

No plans or arrangements have been made to finance or repay the loans under the Credit Agreement.

Item 12.  Exhibits.

The following are attached as exhibits to this Schedule TO:

Exhibit Number	Exhibit Description

(a)(1)*	Company Notice and Offer to Purchase, dated October 30, 2008.

(a)(2)*	Letter of Transmittal.

(a)(3)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(4)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)*	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(6)**	Supplement to Company Notice and Offer to Purchase, dated November 7, 2008.

(b)(1)

Amended and Restated Credit Agreement dated as of June 13, 2005, among Cimarex Energy Co., the Lenders listed on the signature pages thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Bank National Association, as Co-Syndication Agent, Bank of America, N.A., as Co-Syndication Agent, Wells Fargo Bank, N.A., as Documentation Agent and J.P. Morgan Securities Inc., as Lead Arranger and Sole Book Runner (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).

(b)(2)

First Amendment to Amended and Restated Credit Agreement effective December 15, 2005, among Cimarex Energy Co., the Lenders and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, file no. 001-31446).

(d)(1)

Indenture dated December 15, 2003 between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Magnum Hunter’s Annual Report on Form 10-K for the year ended December 31, 2003, file no. 001-12508).

(d)(2)	Form of Floating Rate Convertible Senior Notes Due 2023 (included in Exhibit (d)(1)).

(d)(3)

First Supplemental Indenture dated June 6, 2005, among Magnum Hunter Resources, Inc., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Magnum Hunter’s Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-12508).

(d)(4)

Second Supplemental Indenture dated June 7, 2005, among Magnum Hunter Resources, Inc., Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-31446).

Exhibit Number	Exhibit Description

(d)(5)

Third Supplemental Indenture dated June 13, 2005, among Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).

(g)	None.

(h)	None.

*      Previously filed.

**   Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, compete and correct.

CIMAREX ENERGY CO.

By:	/s/ F.H. Merelli
Name:	F.H. Merelli

Title:	Chairman, President and Chief Executive Officer

Date: November 7, 2008

EXHIBIT INDEX

Exhibit Number	Exhibit Description

(a)(1)*	Company Notice and Offer to Purchase, dated October 30, 2008.

(a)(2)*	Letter of Transmittal.

(a)(3)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(4)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)*	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(6)**	Supplement to Company Notice and Offer to Purchase, dated November 7, 2008.

(b)(1)

Amended and Restated Credit Agreement dated as of June 13, 2005, among Cimarex Energy Co., the Lenders listed on the signature pages thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Bank National Association, as Co-Syndication Agent, Bank of America, N.A., as Co-Syndication Agent, Wells Fargo Bank, N.A., as Documentation Agent and J.P. Morgan Securities Inc., as Lead Arranger and Sole Book Runner (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).

(b)(2)

First Amendment to Amended and Restated Credit Agreement effective December 15, 2005, among Cimarex Energy Co., the Lenders and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, file no. 001-31446).

(d)(1)

Indenture dated December 15, 2003 between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Magnum Hunter’s Annual Report on Form 10-K for the year ended December 31, 2003, file no. 001-12508).

(d)(2)	Form of Floating Rate Convertible Senior Notes Due 2023 (included in Exhibit (d)(1)).

(d)(3)

First Supplemental Indenture dated June 6, 2005, among Magnum Hunter Resources, Inc., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Magnum Hunter’s Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-12508).

(d)(4)

Second Supplemental Indenture dated June 7, 2005, among Magnum Hunter Resources, Inc., Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-31446).

(d)(5)

Third Supplemental Indenture dated June 13, 2005, among Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).

(g)	None.

(h)	None.

*      Previously filed.

**   Filed herewith.